T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, Maryland 21202
April 19, 2007
via EDGAR filing
Attention: Tracey Houser, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Re:	T. Rowe Price Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 8, 2007
File No. 33-07012-99
Dear Ms. Houser:
We are pleased to present T. Rowe Price Group’s responses to the staff comments received in your letter dated April 4, 2007, to James A.C. Kennedy, our Chief Executive Officer and President. Our responses are keyed to your comments, which we have reproduced in bold print. In connection with responding to your comments, the company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14
Results of Operations, page 14
1. We note your statement on page 7 that “revenues are dependent on the value and composition of the assets under our management...” As such, please include a detailed discussion of the value and composition of your assets under management, including the impact the value and composition of the assets under management is having on your revenues. Furthermore, please consider providing a rollforward of your assets under management for each period presented, addressing items such as new investments, redemption of investments, reinvested distributions, distributions, appreciation, acquisitions, etc. In connection with the rollforward, please include an analysis of any material variances between periods and explain any material redemptions.
We believe that we address these matters to a significant degree in our current disclosures. For example, in describing our business in Item 1 on page 4 of our 2006 Form 10-K Report, we discuss our mutual fund fee arrangements. We note, among other points, that our mutual fund advisory fee rates in 2006 ranged “...from a low of 31 basis points for the U.S. Treasury Money Fund to a high of 106 basis points for the Emerging Markets Stock, Emerging Europe & Mediterranean, International Discovery, and Latin America funds.” We also produce the following tables in note 2 to our consolidated financial statements on page 23:
Revenues (in millions) from advisory services provided under agreements with our sponsored mutual funds and other investment clients

	2004	2005	2006
Sponsored mutual funds in the U.S.
Stock and blended asset	$602.2	$758.3	$937.5
Bond and money market	134.0	142.1	155.6

	736.2	900.4	1,093.1
Other portfolios	292.6	335.1	415.4

Total investment advisory fees	$1,028.8	$1,235.5	$1,508.5

Investment portfolios and assets under management (in billions) on which advisory fees are earned

	Average during			December 31,
	2004	2005	2006	2005	2006

Sponsored mutual funds in the U.S.
Stock and blended asset	$98.1	$124.1	$152.2	$137.7	$168.5
Bond and money market	30.0	32.1	35.4	32.5	38.0

	128.1	156.2	187.6	170.2	206.5
Other portfolios	78.8	90.9	112.1	99.3	128.2

	$206.9	$247.1	$299.7	$269.5	$334.7

Because investment advisory revenues are based upon the value of the assets that we manage, a reader of our financial statements can calculate our average fee rates as follows, using the information in the preceding two tables.

	Average fee rates (basis points)
	2004	2005	2006
Sponsored mutual funds in the U.S.
Stock and blended asset	61.4	61.1	61.6
Bond and money market	44.7	44.3	44.0

	57.5	57.6	58.3
Other portfolios	37.1	36.9	37.1

	49.7	50.0	50.3

The information presented above demonstrates that the value and composition of our assets under management do impact our revenues. Over the period 2004 to 2006, the value of the average assets under our management clearly had the most significant impact on our advisory revenues, increasing nearly 45% to $299.7 billion in 2006 from $206.9 billion in 2004. The change in the composition of our average assets under management during the same period had only a negligible impact on advisory revenues as the average fee rate rose only 1% to 50.3 basis points from 49.7 basis points.
In future filings, we will provide a more detailed discussion that includes analysis and tables, as appropriate, to demonstrate how changes in the value and composition of our assets under management have impacted our revenues.
Our existing disclosure on page 14 already includes a narrative disclosure that rolls forward our assets under management during the year. We generally include net cash inflows or outflows and market appreciation or depreciation as the two components of the rollforward discussion. We also highlight significant cash flow changes including the types of funds and, where appropriate, the specific funds that produced material inflows and outflows. In future filings, we will consider tabular presentation of this data.

2. In future filings, please quantify increases in bonus compensation and base salary increases, which appear to be the primary explanations for the increases in compensation expense and overall operating expenses.
Our MD&A notes that our total operating expenses increased $171 million from 2005, and that increases in our compensation and related costs accounted for $136 million of this change. We further note that the most significant portion of these figures results from the initial recognition of stock option-based compensation of $59.2 million in the first year after adopting SFAS 123R. Bonus compensation and salary expense increases — from both increased staffing and base salary increases — are the second and third most significant explanations for the changes from 2005 to 2006.
In future filings, we will quantify additional material reasons for the change in our operating expenses, including compensation and related costs. If changes in bonus compensation and salary expense are material, we will separately quantify them.
3. In future filings, please ensure that you include a discussion of the impact newly issued but not yet adopted standards will have on your consolidated financial statements in accordance with SAB Topic 11:M. Examples may include SFAS 157, FIN 48, EITF 04-5, etc.
As a matter of professional responsibility, each reporting period we consider all newly issued but not yet adopted standards and the appropriateness of related disclosures in our periodic filings. As a result, our 2006 discussion of the critical accounting policy surrounding our provision for income taxes on page 18 includes disclosure surrounding the implementation of FIN 48 in 2007.
We note that the guidance in footnote 7 to SAB Topic 11:M indicates that registrants are encouraged to disclose other recently issued standards that impact the preparation of financial statements, even when adoption will not have a material effect on the registrant’s financial position or results of operations. With respect to our 2006 disclosures, we believe that our critical accounting policy discussion surrounding the provision for income taxes would not be complete if we did not discuss FIN 48. However, we did not elect to provide disclosure identifying other recently issued standards, the adoption of which would not have a material effect on our financial position or results of operations.
In future filings, we will continue to provide disclosures in accordance with SAB Topic 11:M. We will also consider including a statement, when appropriate, that identifies recently issued standards applicable to our operations and the preparation of our consolidated financial statements, even when we have concluded that their adoption would not have a material effect on our financial position or results of operations.
Critical Accounting Policies, page 17
4. In future filings, please disclose how you concluded it is appropriate to test goodwill for impairment at a consolidated level. Please ensure your disclosure demonstrates compliance with the guidance in paragraph 30 of SFAS 142 and EITF Topic D-101. Please provide us with the disclosure you intend to include in future filings.
Assuming that conditions remain unchanged, we will present the following revised disclosure in future filings. We believe that this disclosure more clearly demonstrates the basis for our conclusions and compliance with the applicable accounting standard and EITF guidance.
We internally conduct, manage and report our operations as one investment advisory business. We do not have distinct operating segments or components that separately constitute a business. Accordingly, we attribute goodwill to a single reportable business segment and reporting unit — our investment advisory business.
We evaluate the carrying amount of goodwill in our balance sheet for possible impairment on an annual basis in the third quarter of each year using a fair value approach. Goodwill would be considered impaired whenever our historical carrying amount exceeds the fair value of our investment advisory business. Our annual testing has demonstrated that the fair value of our investment advisory business exceeds our carrying amount (basically, our stockholders’ equity) and, therefore, that no impairment exists. Should we reach a different conclusion in the future, additional work would be performed to ascertain the amount of the non-cash impairment charge to be recognized. We must also perform impairment testing at other times if an event or circumstance occurs indicating that it is more likely than not that an impairment has been incurred. The maximum future impairment of goodwill that we could incur is the amount recognized in our balance sheet, $665.7 million.

5. In future filings, please include a sensitivity analysis of the material assumptions used to estimate the fair value of your stock options. Refer to Section 501.14 of the Financial Reporting Codification for guidance.
The reporting of stock option-based compensation expense based on the estimated fair value of stock options granted had a material impact on our operating results in 2006 and, because we elected the modified prospective application of SFAS 123R, on comparability to our 2005 operating results. Our MD&A discussion of our “Results of Operations” presents these impacts. Further, because the impacts are material, we believed it appropriate to present our critical accounting policy surrounding stock options on page 17 of the MD&A.
We do not believe there is any rationale for or benefit of providing a sensitivity analysis whereby we would vary the underlying assumptions used to estimate the fair value of our stock option grants. Unlike other estimates recognized in financial statements that will eventually be settled by a measurable cash flow, the reasonable estimate of the fair value of stock options determined using an option pricing model is fixed at the grant date and will never change. The assumptions used in the pricing model are not highly uncertain and, with respect to the historical grants that are reported, will never be altered in any future period. As a result, there is no future variability associated with the stock option-based compensation expense to be recognized over the vesting period.
We believe that a sensitivity analysis wherein a registrant presents a range of possible outcomes for the fair value estimate contemplated by SFAS 123R runs contrary to the standard’s premise that it is “...possible to reasonably estimate the fair value of equity share options... at the date they are granted.” Varying assumptions and presenting various estimates promotes the concept that there is variability in the fair value estimate. This cannot occur in the case of the fair value of stock options and the FRR 501.14 situation where other fair value outcomes “...are reasonably likely to occur and would have a material effect” does not exist. Indeed, the extensive SFAS 123R disclosures do not contemplate that the fair value of an option determined using an option pricing model is highly uncertain nor that a sensitivity analysis with a range of possible fair value outcomes is warranted. Accordingly, we do not believe that a sensitivity analysis of the material assumptions used to estimate the fair value of our stock options is warranted pursuant to FRR 501.14.
6. In future filings, please disclose the amount of adjustments to previous estimates of your income tax expense, if material. Refer to paragraph 22 of SFAS 154 for guidance.
In 2006, we did include this information in our MD&A discussion of our Results of Operations on page 15, where we note, “Our 2006 income tax provision includes provisions of .6%, or $4.8 million, for the anticipated settlement of prior years’ taxes...” In future filings, we will also include financial statement note disclosure of any material adjustments to previous estimates of our income tax expense, pursuant to paragraph 22 of SFAS 154.
Consolidated Statements of Income, page 22
7. In future filings, please separately present administrative fees from other income.
In the first paragraph on page 25 discussing our significant accounting policies, we note that “We also provide our investment advisory clients with related administrative services, including mutual fund transfer agent, accounting and shareholder services; participant recordkeeping and transfer agent services for defined contribution retirement plans; discount brokerage; and trust services.” The presentation in our Consolidated Statements of Income of a single line “Administrative fees and other income” presents all revenues earned from these activities. Discount brokerage, which accounts for less than 5% of the amount presented, is the “other income” included in this line. Since this income is not material for separate presentation, we will change the narrative description in future filings to “Administrative fees.”
Consolidated Statements of Cash Flows, page 23
8. In future filings, please either disclose on the face of this statement or in the accompanying footnotes the components of “other changes in assets and liabilities.” Otherwise, please tell us how your current presentation complies with paragraph 29 of SFAS 95.
In future annual filings, we will separately present on the face of this statement material changes in receivables and in payables pertaining to our operating activities, pursuant to paragraph 29 of SFAS 95.

Summary of Significant Accounting Policies, page 25
Investments, page 25
9. Please tell us and revise your disclosure in future filings to state how you estimate the fair value of your investments in sponsored mutual funds. You should also disclose the percentage by which the fair values of your investments in sponsored mutual funds are estimated by methods other than using quoted market prices. Finally, if a material amount of your investments are estimated other than with quoted market prices, please tell us why you have not included the fair value of your investments as a critical accounting estimate. If you subsequently determine that the fair value of your investments is a critical accounting estimate, please provide us with the disclosure you intend to include in future filings.
In future filings, we will add the following to our policy disclosure.
We value our investments in sponsored mutual funds at the quoted closing net asset values, or NAVs, per share of each mutual fund on the balance sheet date.
Note 11 — Other Disclosures, page 32
10. We note that you have concluded, “it is unlikely that pending claims will have a material adverse effect on our financial position or results of operations.” The language you use to describe loss contingencies is not contemplated by SFAS 5. Please revise your disclosure in future filings to clarify whether you believe it is probable, reasonably possible or remote that losses could be material. We caution you that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. Please provide us with the disclosure you intend to include in future filings. Refer to SFAS 5 for guidance.
We will revise our disclosure in future filings to state our belief as to whether the likelihood of losses that could be material is probable, reasonably possible, or remote. We intend to make the following disclosure in future filings if our beliefs at that time are the same as those that we held at the time of our 2006 Form 10-K filing.
From time to time, various claims against us arise in the ordinary course of business, including employment-related claims. In the opinion of management, after consultation with counsel, the likelihood that an adverse determination in one or more pending claims would have a material adverse effect on our financial position or results of operations is remote.
11. We note your discussion in Item 3 on page 12 of the purported class action that is currently active. Please tell us why you have not included disclosure for this class action in your audited footnote disclosure in accordance with paragraph 10 of SFAS 5. If you determine that you will include disclosure for this matter in future filings, please provide us with the disclosure you intend to include.
We did not make specific reference to this action in our note disclosures because we believe that there is a remote likelihood that a material loss will be incurred. We have considered this action in making the note disclosure that is the subject of your comment 10 and our response thereto. Accordingly, we do not believe that a specific reference to it is necessary in our notes to the financial statements.

Item 9A. Controls and Procedures, page 33
12. We note your statement that your principal executive and principal financial officers concluded that your disclosure controls and procedures “are designed to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, including this Form 10-K annual report, is appropriately recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission.” Please confirm to us and revise in future filings your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective at the reasonable assurance level, whichever the case may be.
We confirm that:
Our management, including our principal executive and principal financial officers, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2006. Based on that evaluation, our principal executive and principal financial officers have concluded that our disclosure controls and procedures as of December 31, 2006, are effective at the reasonable assurance level to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, including our Form 10-K annual report, is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms, and to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
If our conclusion regarding the effectiveness of our controls is the same as at December 31, 2006, our future filings will include the revised statement presented in the preceding paragraph.
Exhibits 31(i).1 and 31(i).2
13. In future filings, please ensure the language included in your certifications required under section 302 of the Sarbanes-Oxley Act conforms to the language per Release No. 33-8238. Specifically, refer to the phrase, “most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report),” in item 4.d. and the phrase, “(or persons performing the equivalent functions),” in item 5.
In preparing our certifications, we believed that the parentheses in the phrases cited were meant to highlight word changes that, if appropriate, should be made within our certifications. For example, we concluded that the phrase “...the registrant’s fourth fiscal quarter in the case of an annual report” was meant to replace the phrase “most recent fiscal quarter” in annual reports. We likened the parentheses used to those in the word “officer(s)” where only one choice from among officer or officers is expected. However, based on your comment, we will include the cited phrases in item 4.d. in all future annual filings and in item 5. in all future filings.
* * * *
We earnestly believe that we considered and appropriately responded to all of the staff’s comments. However, if you have questions regarding our responses, you may contact me at (410) 345-3525.

Sincerely,
/s/ Kenneth V. Moreland
Vice President and Chief Financial Officer